SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.   )(1)

Gaming and Leisure Properties Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467J108

(CUSIP Number)

David N. Brooks

Fortress Investment Group LLC

1345 Avenue of the Americas, 46th Floor

New York, NY 10105

(212) 798-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)	This Schedule 13D constitutes an initial Schedule 13D on behalf of Fortress GLPI VoteCo LLC and Randal A. Nardone, and Amendment No. 3 to the Schedule 13D on behalf of FIG LLC, Fortress Fund V GP L.P., Fortress Fund V GP Holdings Ltd., Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC and Wesley R. Edens.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36467J108	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,343
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 36467J108	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Fortress Fund V GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 36467J108	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Fortress Fund V GP Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 36467J108	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 36467J108	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 36467J108	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 36467J108	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,526,168*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,526,168*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,526,168*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 6.

CUSIP No.: 36467J108	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON Fortress GLPI VoteCo LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,825*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,825*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,500,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 6.

CUSIP No.: 36467J108	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON Randal A. Nardone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,825*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,825*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,500,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 6.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on November 12, 2013 (the “Original Schedule 13D”) on behalf of FIG LLC, Fortress Fund V GP L.P., Fortress Fund V GP Holdings Ltd., Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC and Wesley R. Edens in respect of the common stock, par value $0.01 per share (the “Common Stock”), of Gaming and Leisure Properties Inc., a Pennsylvania corporation (the “Issuer”), as amended on December 23, 2013 (“Amendment No. 1”) and February 17, 2015 (“Amendment No. 2”). Further, the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, is hereby incorporated herein as the initial Schedule 13D of Fortress GLPI VoteCo LLC and Randal A. Nardone in respect of the Common Stock of the Issuer. Disclosure Items set forth in the Original Schedule 13D, as modified by Amendment No. 1 and Amendment No. 2, shall remain in effect except to the extent expressly amended hereby and (as modified herein) are incorporated into such initial Schedule 13D filing. Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2.

This filing is made to reflect the addition of Fortress GLPI VoteCo LLC and Randal A. Nardone as beneficial owners of the shares of Common Stock beneficially owned by the other Reporting Persons and the reduction of the other Reporting Persons’ beneficial ownership below five percent of the Common Stock outstanding, as described in Item 6.

Item 2. Identity and Background

Item 2(a) of the Schedule 13D is hereby amended to include the following:

(viii) Fortress GLPI VoteCo LLC (“VoteCo”), a Delaware limited liability company.

(ix) Randal A. Nardone, a United States citizen, is a member of VoteCo.

VoteCo is added to the “Fortress Reporting Persons” and VoteCo and Mr. Nardone are added to the “Reporting Persons.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

See Item 6 of this Amendment No. 3. The events described in Item 6 did not include the acquisition of additional shares of Common Stock and no consideration was paid in connection with those events.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

See Item 6 of this Amendment No. 3 regarding the irrevocable proxy described therein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth on the cover pages hereto is incorporated herein by reference.

On the basis of the irrevocable proxy described in Item 6, VoteCo may be deemed to beneficially own and share the power to vote and dispose of the 10,500,825 shares of Common Stock held directly by the Fortress V Sister Funds (representing 9.2% of the shares outstanding), of which 6,597,579 shares are held directly by Fortress Investment Fund V (GLPI SisterCo A) LP, Fortress Investment Fund V (GLPI SisterCo D) LP, Fortress Investment Fund V (GLPI SisterCo E) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo A) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo D) LP, (collectively, the “Fund V ADE Sister Funds”), and 3,903,246 shares are held directly by Fortress Investment Fund V (GLPI SisterCo B) LP, Fortress Investment Fund V (GLPI SisterCo C) LP, Fortress Investment Fund V (GLPI SisterCo F) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo B) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo C) LP, and Fortress Investment Fund V (Coinvestment GLPI SisterCo F) LP (collectively, the “Fund V BCF Sister Funds” and together with the Fund V ADE Sister Funds, the “Fortress V Sister Funds”).

FIG LLC (“FIG”) holds 25,343 shares of Common Stock directly and has shared voting and dispositive power with respect to such shares, which such shares of Common Stock in the aggregate represent less than 0.1% of the Common Stock outstanding.

Each of Messrs. Edens and Nardone, as the two members of VoteCo, may be deemed to beneficially own and share the power to vote and dispose of the 10,500,825 shares of Common Stock held directly by the Fortress V Sister Funds by virtue of the irrevocable proxy described in Item 6, and Mr. Edens may further be deemed to beneficially own and share the power to vote and dispose of the 25,343 Shares of Common Stock held directly by FIG.

As described in Item 6, which is incorporated herein by reference, each of the Reporting Persons other than VoteCo and Messrs. Edens and Nardone ceased to be a beneficial owner of more than 5% of the shares of Common Stock outstanding on March 9, 2015.

All percentages of Common Stock outstanding contained herein are based on 113,662,355 shares of Common Stock outstanding as of February 20, 2015.

No reporting person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in Common Stock in the past sixty days except as disclosed in Amendment No. 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On March 9, 2015, each of the Fortress V Sister Funds granted an irrevocable proxy in favor of VoteCo to (i) vote all of the shares of Common Stock held by each of them at any meeting (and any adjournment or postponement thereof) of the Issuer’s stockholders, and in connection with any written consent of the Issuer’s stockholders and (ii) direct and effect the sale, transfer or other disposition of all or any part of such shares of Common Stock, if, as and when so determined in the sole discretion of VoteCo. Each of Mr. Edens and Mr. Nardone holds one-half of the membership interests in VoteCo, which may act only by approval of a members holding a majority of interests. Accordingly, each of VoteCo, Mr. Edens and Mr. Nardone may be deemed to share voting and dispositive power with respect to the 10,500,825 shares of Common Stock held directly by the Fortress V Sister Funds. As a consequence of such grant of the irrevocable proxy, each of Fortress Fund V GP L.P., Fortress Fund V GP Holding Ltd., FIG, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC ceased to be a beneficial owner of the shares of Common Stock subject thereto and thereby ceased to be a beneficial owner of more than 5% of the Common Stock outstanding.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

4.	99.4 – Irrevocable Proxy, dated as of March 9, 2015

5.	99.5 – Joint Filing Agreement, dated as of March 19, 2015

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2015	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: March 19, 2015	FORTRESS FUND V GP L.P.

	By:	Fortress Fund V GP Holdings Ltd., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: March 19, 2015	FORTRESS FUND V GP HOLDINGS LTD.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: March 19, 2015	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: March 19, 2015	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: March 19, 2015	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: March 19, 2015

/s/ Wesley R. Edens
Wesley R. Edens

Dated: March 19, 2015	FORTRESS GLPI VOTECO LLC

	By:	/s/ Wesley R. Edens
	Name:	Wesley R. Edens
	Title:	Member

Dated: March 19, 2015

/s/ Randal A. Nardone
Randal A. Nardone